UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

As previously announced, on December 8, 2025, Ms. Nga Fan Wong (“Ms. Wong”) resigned as our Chief Executive Officer, Director and Chairperson of the Board of Directors (the “Board”) of VS MEDIA Holdings Limited (the “Company” or “VS MEDIA”), effective from March 8, 2026. On March 5, 2026, the Company and Ms. Wong mutually agreed to amend the effective date for the Chief Executive Officer and Chairperson of the Board of Directors resignations to March 5, 2026 and Ms. Wong will stay on as a Director until June 30, 2026 to oversees the transition of the Chief Executive Officer role. On the same day, Mr. Eng Yong Julius Toh (“Mr. Toh”) resigned as our independent director of the Board, the chairperson of the nominating and corporate governance committee, an audit committee member and a compensation committee member of the Company, effective immediately. Mr. Toh will serve as the Chief Executive Officer and a Director of the Company following his resignation effective on the same day (the “Redesignation”).

On March 4, 2026  , Ms. Rose Ellen Steinberg (“Ms. Steinberg”) resigned as our independent director of the Board, a member of the audit committee and a member of the nominating and corporate governance committee and the chairperson of the compensation committee of the Company, effective immediately. On the same day, Mr. Yuet Wang Mok  (“Mr. Mok”) resigned as our chief financial officer, effective from the earlier of June 3, 2026 or from the date on which his successor is duly appointed by the Company. The resignations by Ms. Steinberg and Mr. Mok were not the result of any disagreement with the Company regarding its operations, policies, or practices.

On the same day, the Board appointed Mr. Jia Long FONG (“Mr. Fong”) and Ms. Hai Wai Mimi   VONG (“Ms. Vong”). and to fill in the vacancy on the Board, resulting from Ms. Steinberg’s and Mr. Toh’s resignations as independent director, effective immediately. Mr. Fong will serve as the chairperson of compensation committee, a nominating and corporate governance committee member and an audit committee member of the Company. Ms. Vong will serve as the chairperson of the nominating and corporate governance committee, an audit committee member and a compensation committee member of the Company.

The Board has determined that Mr. Fong and Ms. Vong satisfy the definition of “independent director” in accordance with Rule 5605(a)(2) of the Marketplace Rules of The Nasdaq Stock Market, Inc. and Section 10(A)(m)(3) of the Securities Exchange Act of 1934, as amended.

Our audit committee currently consists of Jia Long FONG, Kaidi TANG and Hai Wai Mimi VONG, and is chaired by Kaidi TANG. Our compensation committee consists of Jia Long FONG, Kaidi TANG and Hai Wai Mimi VONG, and is chaired by Jia Long FONG. Our nominations and corporate governance committee consists of Jia Long FONG, Kaidi TANG and Hai Wai Mimi VONG, and is chaired by Hai Wai Mimi VONG.

The biographies for Mr. Toh, Mr. Fong and Ms. Vong are set forth below:

Eng Yong Julius TOH graduated from the University of Geneva with a Diploma in Entrepreneurship in 2009. He served as our independent director from December 2025 to March 2026. Since September 2024 and January 2023, Mr. Toh has been serving as a director of Alas Group Asia Pacific Pte. Ltd and Lzmy Pte. Ltd, respectively. From April 2019 to December 2022, Mr. Toh served as the Vice President in Sales – Distribution & Networks, of Southeast Asia of Sony Pictures Television. From September 2015 to April 2019, Mr. Toh served as the Vice President in Content Sales, of Asia of Fox Networks Group. From August 2010 to September 2015, Mr. Toh served as the general manager of business development of Stellar Entertainment. He has over 15 years’ experience in media and content industries.

Jia Long FONG graduated from Kings International School (Hong Kong) with a Diploma in Business Management in 2002. Mr. Fong has served as our independent director since February 28, 2026. From January 2013 to September 2025,   Mr. Fong served as a food operations manager of Joy Drink & Snacks. From January 2012 to January 2013, Mr. Fong served as the project coordinator – interior design & fit-outs of Benpak Waterwise Pte Ltd. He has over 13 years’ experience in operational and management functions and is appointed as Chairperson of our Compensation Committee.

Hai Wai Mimi VONG graduated from the University of California, Berkeley, with a bachelor’s degree in Political Economy of Industrial Societies and Economics in June 1998. Ms. Vong has served as our independent director since March 4, 2026. Since March 2019, Ms. Vong has been serving as the founder   and a director of Pontier Service Limited. Since May 2023, Ms. Vong has been serving as the co-lead organizer of Techstars Startup Weekend   Vancouver   and a board member of Vancouver Bach Choir. Since August 2023, Ms. Vong has been serving as the co-founder and the chief executive officer of Metafyed   Company Limited, a web3 fintech platform focused on tokenization infrastructure and private credit for real-world assets. Since April 2022, Ms. Vong has been serving as the chief marketing officer of NASDEX Company Limited, a digital asset exchange platform, where she led global branding and ecosystem development. She has over 25 years of experience across media, technology, and digital finance, and she is appointed as Chairperson of our Nominating and Corporate Governance Committee.

Mr. Toh has entered into an employment agreement with the Company, which is filed herewith as Exhibit 10.1, should be reviewed in its entirety for additional information.

Mr. Toh, Mr. Fong and Ms. Vong have no family relationships with any of the executive officers or directors of the Company. Save except for the employment agreement as stated above, there is no other agreement between the Company and Mr. Toh, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Toh. There have been no transactions to which the Company was or is to be a party, in which Mr. Toh had, or will have, a direct or indirect material interest.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreement, which are attached as Exhibits 10.1 to this Current Report and incorporated herein by reference.

Other Information

Change of Principal Executive Office

On March 5, 2026, the Company changed its principal executive office to 3 International Business Park #03-29, Nordic European Centre, Singapore 609927.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Registrant and Eng Yong Julius TOH.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer